                                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING LTD ANNOUNCES

FIRST QUARTER 2006 RESULTS

Tel Aviv, Israel, June 5, 2006, Elbit Medical Imaging Ltd. (“EMI” or the “Company”) (NASDAQ: EMITF), today announced its consolidated results for the First quarter of 2006.

Net Income for the First quarter of 2006 totaled NIS 8.1 million (US $1.7 million), compared with a net loss of NIS 10.9 million in the corresponding period of 2006.

Revenues for the First quarter of 2006 totaled NIS 200.6 million (US $43 million), compared with revenues of NIS 151.3 million in the corresponding period of 2006.

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: “As preparation for the Company's accelerated investment plan, debentures amounting to NIS 460 million were successfully issued by the Company during the reported quarter, in addition after the balance sheet date the company made a further expansion of its cash flow and capital resources by way of selling dormant shares in an aggregate total amount of NIS 60 million. The Company's share capital following such transactions exceeds NIS 1 billion, and same following a dividend distribution of approximately NIS 130 million during the first quarter of 2006. The ongoing improvement in its working capital, represents liquidity deriving from various business transactions executed by the Company as well as from the aforementioned financing ones. These results allow the Company to exploit business opportunities it currently explores."

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com

Elbit Medical Imaging Ltd

	March 31, 2006	March 31, 2005	December 31,2005(*)	March 31, 2006
	Reported	Reported	Reported	Reported
				Convenience
				translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	883,584	172,943	489,344	189,407
Short-term deposits and investments	237,046	271,570	240,072	50,814
Trade accounts receivable	38,348	32,818	35,404	8,220
Receivables and other debit balances	120,742	84,992	76,680	25,883
Inventories	29,692	10,353	24,132	6,365
	1,309,412	572,676	865,632	280,689

Long-Term Investments and Receivables
Long-term deposits, debentures, loans
and other long-term balances	88,919	111,532	62,139	19,061
Investments in investees and other companies	58,877	70,824	56,798	12,621
	147,796	182,356	118,937	31,682

Real Estate and other Fixed Assets	2,958,819	3,559,082	2,758,465	634,259

Other Assets and Deferred Expenses	20,319	57,025	30,476	4,356

Assets Related to Discontinuing Operation	12,440	13,940	12,607	2,667

	4,448,786	4,385,079	3,786,117	953,652

Current Liabilities
Short-term credits	439,658	586,364	460,270	94,246
Suppliers and service providers	92,927	71,201	82,013	19,920
Payables and other credit balances	155,871	158,791	149,995	33,413
	688,456	816,356	692,278	147,579

Long-Term Liabilities	2,730,458	2,447,071	1,902,391	585,307

Liabilities Related to Discontinuing Operation	61,668	71,237	62,430	13,219

Convertible Debentures		-	62,159	-

Options in a subsidiary	3,567	-	1,186	765

Minority Interest	9,387	414,674	11,449	2,012

Commitments, Contingencies, Liens and Collaterals

Shareholders' Equity	955,250	635,741	1,054,224	204,770

	4,448,786	4,385,079	3,786,117	953,652

(*)Restated due to change in accounting standard

	Three months ended March 31		Year ended Dec 31	Three months ended March 31
	2006	2005 (*)	2005 (**)	2006
	Reported	Reported	Reported	Reported
				Convenience
				translation
	(in thousand NIS)			US$'000
	(Except for per-share data)

Revenues
Sale of real estate assets and investments,net	39,040	32,010	281,661	8,369
Commercial centers operations	24,535	51,837	142,957	5,259
Hotels operations and management	76,322	54,543	270,057	16,361
Sale of medical systems	18,989	9,615	75,713	4,071
Realization of investments	-	-	1,958	-
Other operational income	12,333	3,305	44,409	2,644
Other income	29,387	-		6,299
	200,606	151,310	816,755	43,002
Costs and expenses
Commercial centers operations	33,851	46,660	157,640	7,256
Hotels operations and management	73,803	52,287	259,293	15,821
Cost and expenses of medical systems operation	15,078	7,700	50,374	3,232
Other operational expenses	16,002	6,169	46,793	3,430
Research and development expenses, net	15,058	11,559	59,796	3,228
General and administrative expenses	13,314	13,495	36,939	2,854
Share in losses of associated companies, net	2,272	2,145	12,028	487
Financial expenses, net	37,652	32,772	122,321	8,071
Other expenses	1,910	4,674	57,106	409
	208,940	177,461	802,290	44,789

Profit (loss) before income taxes	(8,334)	(26,151)	14,465	(1,786)
Income taxes (tax benefits)	2,905	793	7,798	623
Profit (loss) after income taxes	(11,239)	(26,944)	6,667	(2,409)
Minority interest in results of subsidiaries, net	4,080	17,121	73,795	875
Profit (loss) from continuing operation	(7,159)	(9,823)	80,462	(1,535)
Profit from discontinuing operation, net	15,255	(543)	5,917	3,270
cumulative effect of accounting change at the beginning of the year	-	(605)	(622)	-

Net income (loss)	8,096	(10,971)	85,757	1,735

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation	(0.29)	(0.45)	3.61	(0.06)
From discontinuing operation	0.61	(0.02)	0.27	0.13
Cumulative effect for the beginning of the year due to a change in accounting method	-	(0.03)	(0.03)	-
Basic earnings (loss) per share	0.32	(0.50)	3.85	0.07

Diluted earnings (loss) per share	0.32	(0.50)	3.85	0.07

(*) Reclassified
(**)Restated due to change in accounting standard

Elbit Medical Imaging Ltd							Loans to employees	Dividend
			Cumulative foreign currency				to acquire	declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	(In thousand NIS)
Balance -
December 31, 2004 (reported amounts)	33,651	484,218	50,618	259,056	827,543	(162,383)	(15,130)	153,938	803,968
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	85,757	85,757	-	-	-	85,757
Issue of shares to the minority shareholders of Elscint	3,479	288,728	-	-	292,207	-	-	-	292,207
Exercise of warrants	350	15,645	-	-	15,995	-	-	-	15,995
Differences from translation of autonomous foreign entities' financial statements	-	-	23,806	-	23,806	-	-	-	23,806
Dividend paid	-	-	-	-	-	-	-	(153,938)	(153,938)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	6,781	-	6,781
Loans to employees of Elscint in relation to shares issued as part of the merger	-	-	-	-	-	-	(10,112)	-	(10,112)
Employee shares premium	-	573	-	-	573	-	(573)	-	-
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(124,160)	(124,160)	-	-	124,160	-
	37,480	789,164	74,424	220,653	1,121,721	(162,383)	(19,034)	124,160	1,064,464
Cumulative effect of accounting change at the beginning of the year	-	-	(6,552)	(3,688)	(10,240)	-	-	-	(10,240)
Balance -	-	-	-	-	-	-	-	-	-
December 31, 2005 (reported amounts)	37,480	789,164	67,872	216,965	1,111,481	(162,383)	(19,034)	124,160	1,054,224

Net income for the period	-	-	-	8,096	8,096	-	-	-	8,096
Exercise of options	28	1,105	-	-	1,133	-	-	-	1,133
Differences from translation of autonomous foreign entities' financial statements	-	-	5,495	-	5,495	-	-	-	5,495
Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	10,462	-	10,462
Employee shares premium	-	1,509	-	-	1,509	-	(1,509)	-	-
March 31, 2006 (reported amounts)	37,508	791,778	73,367	225,061	1,127,714	(162,383)	(10,081)	-	955,250

	Share		Cumulative foreign currency				Loans to employees to acquire	Dividend declared after balance
	Capital	Capital	translation	Retained	Gross	Treasury	Company	sheet
		reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	Convenience translation into US$'000
December 31, 2005 (reported amounts)	8,034	169,167	14,549	46,509	238,260	(34,809)	(4,080)	26,615	225,986

Net income for the period	-	-	-	1,735	1,735	-	-	-	1,735
Exercise of options	6	237	-	-	243	-	-	-	243
Differences from translation of autonomous foreign entities' financial statements	-	-	1,178	-	1,178	-	-	-	1,178
Dividend paid	-	-	-	-	-	-	-	(26,615)	(26,615)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	2,243	-	2,243
Employee shares premium	-	323	-	-	323	-	(323)	-	-
March 31, 2006 (reported amounts)	8,040	169,727	15,727	48,245	241,739	(34,809)	(2,161)	-	204,770